Consolidated Financial Statements

Prepared by Management

Years Ended December 31, 2017 and 2016

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Endeavour Silver Corp. (“the Company”) have been prepared by management in accordance with International Financial Reporting Standards (IFRS), and within the framework of the significant accounting policies disclosed in the notes to these consolidated financial statements.

Management, under the supervision and participation of the Chief Executive Officer and the Chief Financial Officer, have a process in place to evaluate disclosure controls and procedures and internal control over financial reporting as required by Canadian and United States securities regulations. We, as CEO and CFO, will certify our annual filings with Canadian Securities Administrators and the US Securities and Exchange Commission, as required in Canada by Multilateral Instrument 52-109 and in the United States as required by the Securities Exchange Act of 1934, respectively.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out its responsibility principally through its Audit Committee, which is independent from management.

The Audit Committee of the Board of Directors meets with management to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board of Directors for approval. The Audit Committee reviews the consolidated financial statements and management discussion and analysis; considers the report of the external auditor; assesses the adequacy of internal controls, including management’s assessment; examines the fees and expenses for audit services; and recommends to the Board the independent auditors for appointment by the shareholders. The independent auditors have full and free access to the Audit Committee and meet with it to discuss the audit work, financial reporting matters and our internal control over financial reporting. The Audit Committee is appointed by the Board of Directors and all of its members are independent directors.

February 22, 2018

/s/ Bradford Cooke	/s/ Dan Dickson

Chief Executive Officer	Chief Financial Officer

Endeavour Silver Corp.	Page - 2 -

KPMG LLP	Telephone (604) 691-3000
Chartered Professional Accountants	Fax (604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC
ACCOUNTING FIRM

To the Shareholders and Directors of Endeavour Silver Corp.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Endeavour Silver Corp. (the “Entity”), which comprise the consolidated statements of financial position as at December 31, 2017 and December 31, 2016, the consolidated statements of comprehensive income (loss), changes in shareholders’ equity and cash flows for the years then ended, and the related notes, comprising a summary of significant accounting policies and other explanatory information (collectively referred to as the consolidated financial statements).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Entity as at December 31, 2017 and December 31, 2016, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on Internal Control Over Financial Reporting

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Entity’s internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 22, 2018 expressed an unqualified opinion on the effectiveness of the Entity’s internal control over financial reporting.

Basis for Opinion

A - Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

Endeavour Silver Corp.	Page - 3 -

B - Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement, whether due to error or fraud. Those standards also require that we comply with ethical requirements, including independence. We are required to be independent with respect to the Entity in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We are a public accounting firm registered with the PCAOB.

An audit includes performing procedures to assess the risks of material misstatements of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included obtaining and examining, on a test basis, audit evidence regarding the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances.

An audit also includes evaluating the appropriateness of accounting policies and principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a reasonable basis for our audit opinion.

We have served as the Entity’s auditor since 1994.

//s// KPMG LLP

Chartered Professional Accountants

February 22, 2018
Vancouver, Canada

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

Endeavour Silver Corp.	Page - 4 -

KPMG LLP	Telephone (604) 691-3000
Chartered Professional Accountants	Fax (604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of Endeavour Silver Corp.

Opinion on Internal Control Over Financial Reporting

We have audited Endeavour Silver Corp.’s (the “Company”) internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Report on the Consolidated Financial Statements

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated financial statements of the Company, which comprise the consolidated statements of financial position as at December 31, 2017 and December 31, 2016, the consolidated statements of comprehensive income (loss), changes in shareholders’ equity and cash flows for the years then ended, and the related notes, comprising a summary of significant accounting policies and other explanatory information (collectively referred to as the “consolidated financial statements”), and our report dated February 22, 2018 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying report titled “Management’s Report on Internal Controls over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB and in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

Endeavour Silver Corp.	Page - 5 -

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

//s// KPMG LLP

Chartered Professional Accountants

February 22, 2018
Vancouver, Canada

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

Endeavour Silver Corp.	Page - 6 -

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(expressed in thousands of US dollars)

		December 31,	December 31,
	Notes	2017	2016
ASSETS
Current assets
Cash and cash equivalents	4	$38,277	$72,317
Restricted cash	4	1,000	-
Investments	5	168	85
Accounts receivable	6	34,012	25,560
Inventories	7	13,131	13,431
Prepaid expenses		1,911	2,037
Total current assets		88,499	113,430
Non-current deposits		610	659
Deferred income tax asset	19	655	183
Mineral properties, plant and equipment	9,10	88,816	66,238
Total assets		$178,580	$180,510

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities		$19,068	$18,229
Income taxes payable		3,185	4,631
Credit facility	11	-	9,000
Total current liabilities		22,253	31,860

Deferred lease inducement		236	-
Provision for reclamation and rehabilitation	12	7,982	7,846
Deferred income tax liability	19	1,592	7,545
Total liabilities		32,063	47,251

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued and outstanding 127,488,410 shares (Dec 31, 2016 - 127,080,264 shares)	Page 9	450,740	449,594
Contributed surplus	Page 9	8,747	6,689
Accumulated comprehensive income (loss)	Page 9	127	44
Retained earnings (deficit)		(313,097)	(323,068)
Total shareholders' equity		146,517	133,259
Total liabilities and shareholders' equity		$178,580	$180,510

Commitments and contingencies (Notes 4, 9, 12 and 19)

The accompanying notes are an integral part of these consolidated financial statements.

Endeavour Silver Corp.	Page - 7 -

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(expressed in thousands of US dollars, except for shares and per share amounts)

		Years Ended
		December 31,	December 31,
	Notes	2017	2016

Revenue		$150,499	$156,767

Cost of sales:
Direct production costs		103,330	101,896
Royalties		1,740	1,948
Share-based compensation	13 (c)(f)	202	78
Depreciation and depletion		16,582	13,952
Write-down of inventory to net realizable value	7	166	-
		122,020	117,874
Mine operating earnings		28,479	38,893

Expenses:
Exploration	14	12,898	10,378
General and administrative	15	7,914	9,284
		20,812	19,662
Operating earnings		7,667	19,231

Finance costs	16	715	1,172

Other income (expense):
Write off of IVA receivable		-	(434)
Foreign exchange		433	(5,069)
Investment and other		502	(237)
		935	(5,740)

Earnings (loss) before income taxes		7,887	12,319

Income tax expense (recovery):
Current income tax expense	19	4,650	7,755
Deferred income tax expense (recovery)	19	(6,447)	654
		(1,797)	8,409
Net earnings for the year		9,684	3,910

Other comprehensive income (loss), net of tax:
Unrealized gain (loss) on available-for-sale financial assets	5	155	80
Reclassification for realized (gain) loss on available-for-sale financial assets		(72)	(269)
Available-for-sale financial assets reclassified to net loss	5	-	-
Total other comprehensive income (loss) for the year		83	(189)

Comprehensive income for the year		$9,767	$3,721

Basic earnings per share based on net earnings		$0.08	$0.03
Diluted earnings per share based on net earnings	13 (g)	$0.08	$0.03

Basic weighted average number of shares outstanding		127,340,834	117,505,811
Diluted weighted average number of shares outstanding	13 (g)	127,957,573	119,030,666

The accompanying notes are an integral part of these consolidated financial statements.

Endeavour Silver Corp.	Page - 8 -

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(expressed in thousands of US dollars, except share amounts)

					Accumulated	Retained	Total
		Number of	Share	Contributed	Comprehensive	Earnings	Shareholders'
	Note	shares	Capital	Surplus	Income (Loss)	(Deficit)	Equity

Balance at December 31, 2015		102,776,470	$368,898	$9,465	$(145)	$(327,343)	$50,875

Public equity offerings, net of issuance costs	13 (b)	17,463,472	52,958				52,958
Exercise of options	13 (c)	3,495,000	15,965	(5,417)			10,548
Issued on acquistion of mineral properties, net	9 (e)	3,345,322	11,773				11,773
Share based compensation	13 (c)(f)			3,006			3,006
Unrealized gain (loss) on available for sale assets	5				(80)		(80)
Realized gain (loss) on available for sale assets	5				269		269
Expiry and forfeiture of options				(365)		365	-
Earnings (loss) for the year						3,910	3,910
Balance at December 31, 2016		127,080,264	$449,594	$6,689	$44	$(323,068)	$133,259

Exercise of options	13 (c)	60,000	207	(65)			142
Issued for performance share units	13 (f)	193,825	439	(439)			-
Issued on acquistion of mineral properties, net	9 (e)	154,321	500				500
Share based compensation	13 (c)(f)			2,849			2,849
Unrealized gain (loss) on available for sale assets	5				155		155
Realized (gain) loss on available for sale assets	5				(72)		(72)
Expiry and forfeiture of options				(287)		287	-
Earnings (loss) for the year						9,684	9,684
Balance at December 31, 2017		127,488,410	$450,740	$8,747	$127	$(313,097)	$146,517

The accompanying notes are an integral part of these consolidated financial statements.

Endeavour Silver Corp.	Page - 9 -

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(expressed in thousands of US dollars)

		Years Ended
		December 31,	December 31,
	Notes	2017	2016

Operating activities
Net earnings (loss) for the year		$9,684	$3,910
Items not affecting cash:
Share-based compensation	13 (c) (f)	2,861	3,482
Depreciation and depletion	9	16,990	14,261
Deferred income tax expense (recovery)	19	(6,425)	(38)
Unrealized foreign exchange loss (gain)		(403)	462
(Gain) loss on available for sale assets		(72)	269
Finance costs	16	715	1,172
Write off of IVA receivable		-	434
Write off of mineral properties	9	233	-
Net changes in non-cash working capital	17	(7,993)	(983)
Cash from operating activities		15,590	22,969

Investing activities
Property, plant and equipment expenditures	9	(39,835)	(19,635)
Proceeds from disposition of available for sale assets		72	449
Redemption of non-current deposits		49	120
Cash used in investing activities		(39,714)	(19,066)

Financing activities
Repayment of credit facility	11	(9,000)	(13,000)
Restricted cash	4	(1,000)	-
Repayment of obligation under finance lease		-	(1,180)
Debt issuance costs		-	(474)
Interest paid	11	(461)	(779)
Public equity offerings	13 (b)	-	55,353
Exercise of options	13 (c)	142	10,548
Share issuance costs		-	(2,005)
Cash used in financing activities		(10,319)	48,463

Effect of exchange rate change on cash and cash equivalents		403	(462)

Increase (decrease) in cash and cash equivalents		(33,443)	52,366
Cash and cash equivalents, beginning of year		72,317	20,413
Cash and cash equivalents, end of year		$38,277	$72,317

Supplemental cash flow information (Note 17)

The accompanying notes are an integral part of these consolidated financial statements.

Endeavour Silver Corp.	Page - 10 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2017 and 2016
(expressed in thousands of US dollars, unless otherwise stated)

1.	CORPORATE INFORMATION

Endeavour Silver Corp. (the “Company” or “Endeavour Silver”) is a corporation governed by the Business Corporations Act (British Columbia). The Company is engaged in silver mining in Mexico and related activities including acquisition, exploration, development, extraction, processing, refining and reclamation. The Company is also engaged in exploration activities in Chile. The address of the registered office is #1130 – 609 Granville Street, Vancouver, B.C., V7Y 1G5.

2.	BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with and using accounting policies in full compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”), effective for the Company’s reporting period for the year ended December 31, 2017.

The Board of Directors approved the consolidated financial statements for issue on February 22, 2018.

The preparation of consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

These consolidated financial statements are presented in the Company’s functional currency of US dollars and include the accounts of the Company and its wholly owned subsidiaries: Endeavour Management Corp., Endeavour Zilver SARL, Endeavour Gold Corporation S.A. de C.V., EDR Silver de Mexico S.A. de C.V. SOFOM , Minera Santa Cruz Y Garibaldi S. A de C.V., Metalurgica Guanaceví S.A. de C.V., Minera Plata Adelante S.A. de C.V., Refinadora Plata Guanaceví S.A. de C. V., Minas Bolañitos S. A. de C.V., Guanaceví Mining Services S.A. de C.V., Recursos Humanos Guanaceví S.A. de C. V., Recursos Villalpando S.A. de C.V., Servicios Administrativos Varal S.A. de C.V., Minera Plata Carina SPA, MXRT Holding Ltd., Compania Minera del Cubo S.A. de C.V., Minas Lupycal S.A. de C.V., Metales Interamericanos S.A. de C. V., Oro Silver Resources Ltd., Minera Oro Silver de Mexico S.A. de C.V., MXRT Holdings Ltd., Terrornera Mining Company and Terronera Precious Metals S.A. de C.V. All intercompany transactions and balances have been eliminated upon consolidation of these subsidiaries.

3.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies below have been applied consistently to all years presented and by all subsidiaries in the group.

(a)	Currency Translation

The functional and reporting currency of the Company and its subsidiaries is the US dollar. Transactions in currencies other than an entity’s functional currency are recorded at the rates of exchange prevailing on the transaction dates. Monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at each reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date the fair value was determined. Non-monetary items that are measured in terms of historical costs in a foreign currency are not retranslated. Foreign currency translation differences are recognized in profit or loss, except for differences on the retranslation of non-monetary available-for-sale financial instruments which are recognized in other comprehensive income (loss).

(b)	Use of estimates and judgements

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies, the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

These estimates and judgements are based on management’s knowledge of the relevant facts and circumstances at the time, having regard to prior experience, and are continually evaluated. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Actual results could differ materially from those estimates.

Significant areas requiring the use of management judgment relate to the determination of mineralized reserves, plant and equipment useful lives, estimating the fair values of financial instruments and derivatives, impairment of non-current assets, reclamation and rehabilitation provisions, recognition of deferred tax assets, valuations in business combinations and assumptions used in determining the fair value of share-based compensation.

Endeavour Silver Corp.	Page - 11 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2017 and 2016
(expressed in thousands of US dollars, unless otherwise stated)

Significant areas requiring the use of management estimates relate to the valuation of accounts receivable, inventory, mineral property, plant and equipment, impairment of non-current assets, provision for reclamation and rehabilitation, share capital and income taxes.

Critical judgments and estimates in applying policies that have the most significant effect on the amounts recognized in the consolidated financial statements include the following:

Determination of ore reserves and resources

Judgements about the amount of product that can be economically and legally extracted from the Company’s properties are made by management using a range of geological, technical and economic factors, history of conversion of mineral deposits to proven and probable reserves as well as data regarding quantities, grades, production techniques, recovery rates,production costs, commodity prices and exchange rates. This process may require complex and difficult geological judgements to interpret the data. The Company uses qualified persons (as defined by the Canadian Securities Administrator’s National Instrument 43-101) to compile this data.

Changes in the judgements surrounding proven and probable reserves may impact the carrying value of mineral properties, plant and equipment (Note 9), reclamation and rehabilitation provisions (Note 12), recognition of deferred income tax amounts (Note 19), and depreciation and depletion (Note 9).

Reserves are estimates of the amount of product that can be economically and legally extracted from the Company’s properties. Estimating the quantity and /or grade of reserves requires the size, shape and depth of ore bodies or fields to be determined by analyzing geological data such as drilling samples. Following this, the quantity of ore that can be extracted in an economical manner is calculated using data regarding the life of mine plans and forecast sales prices (based on current and long-term historical average price trends). Changes in estimates can be the result of actual future production differing from current forecasts of future production, expansion of mineral reserves through exploration activities, differences between estimated and actual costs of mining and differences in the commodity price used in the estimation of mineral reserves.

Assessment of impairment factors (accounting policy Note 3i)

Management applies significant judgement in assessing each cash-generating unit and assets for the existence of indicators of impairment at the reporting date. Internal and external factors are considered in assessing whether indicators of impairment are present that would necessitate impairment testing. Significant assumptions regarding commodity prices, operating costs, capital expenditures and discount rates are used in determining whether there are any indicators of impairment. These assumptions are reviewed regularly by senior management and compared, when applicable, to relevant market consensus views.

Achievement of commercial production (accounting policy Note 3h)

Once a mine reaches the operating levels intended by management, deprecation of capitalized costs begins. Significant judgement is required to determine when certain of the Company’s assets reach this level. Management considers several factors including: completion of a reasonable period of commissioning; consistent operating results achieved at a predetermined level of design capacity and indications exist that his level will continue; mineral recoveries at or near expected levels; and the transfer of operations from development personnel to operational personnel has been completed.

Estimation of the amount and timing of reclamation and rehabilitation costs (accounting policy Note 3k)

Accounting for restoration requires management to make estimates of the future costs the Company will occur to complete the reclamation and rehabilitation work required to comply with existing laws, regulations and agreements in place at each mining operation and any environmental and social principles the Company is in compliance with. The calculation of the present value of these costs also includes assumptions regarding the timing of reclamation and rehabilitation work, applicable risk-free interest rate for discounting those future cash flows, inflation and foreign exchange rates and assumptions relating to probabilities of alternative estimates of future cash flows. Actual costs incurred may differ from those amounts estimated. Also, future changes to environmental laws and regulations could increase the extent of reclamation and rehabilitation n work required to be performed by the Company. Increase in future costs could materially impact the amounts charged to operations for reclamation and rehabilitation.

Taxes (Note 19)

Judgement is required in determining the recognition and measurement of deferred income tax assets and liabilities on the balance sheet. In the normal course of business, the Company is subject to assessment by taxation authorities in various jurisdictions. These authorities may have different interpretations of tax legislation or tax agreements than those applied by the Company in computing current and deferred income taxes. These different interpretations may alter the timing or amounts of taxable income or deductions.

Endeavour Silver Corp.	Page - 12 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2017 and 2016
(expressed in thousands of US dollars, unless otherwise stated)

Final taxes payable and receivable are dependent on many factors, including outcomes of tax litigation and resolution of disputes. The resolution of these uncertainties may result in adjustments to the Company’s tax assets and liabilities.

Management assesses the likelihood and timing of taxable earnings in future periods in recognizing deferred income tax assets. Estimates of future taxable income is based on forecasted cash flows using life of mine projections and the application of existing tax laws in each jurisdiction.

To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred income tax assets recorded at the balance sheet date could be impacted. In addition, future changes to tax laws could limit the ability of the Company to obtain tax deductions in future periods from deferred income tax assets. Deferred income tax assets are disclosed in Note 19.

Inventory

In valuing inventories at the lower of cost and net realizable value, the Company makes estimates in determining the net realizable price and in quantifying the contained metal in finished goods and work in progress.

Acquisition of Oro Silver Resources Ltd.

Critical judgments include the determination of asset purchase versus business combination in respect of the Company’s acquisition of Oro Silver Resources Ltd. and the valuation of assets acquired and liabilities assumed (Note 9(e)). In making its determination, the Company considered established mineral resources associated with the El Compas property and other contracts assumed in the transaction.

(c)	Financial instruments

Financial assets and financial liabilities, including derivatives and contingent liabilities, are measured at fair value on initial recognition and recorded on the statement of financial position. Measurement in subsequent periods depends on whether the financial instrument has been classified as a financial asset at fair value through profit or loss, held for trading, available-for-sale, held-to-maturity or loans and receivables or as a financial liability at fair value through profit or loss or at amortized cost.

Financial assets and liabilities at fair value through profit or loss are measured at fair value with changes in fair value recognized in net earnings. Financial assets and financial liabilities classified as held-to-maturity, loans and receivables, or other financial liabilities are measured at amortized cost using the effective interest method. Available-for-sale financial assets are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Derivative instruments, including embedded derivatives, are recorded on the statement of financial position at fair value. Changes in the fair value of derivative instruments are recognized in net earnings.

Realized gains and losses on short-term metal derivative transactions are presented as investment and other income.

(d)	Fair value of financial instruments

The carrying values of the Company’s cash and cash equivalents, receivables, accounts payable, accrued liabilities, finance leases and income taxes payable approximate their fair values due to their short terms to maturity. The carrying value of the revolving credit facility approximates its fair value due to the existence of floating market-based interest rates. Investments, consisting of money market investments, marketable securities and notes are recorded at fair value with unrealized gains and losses at the reporting date recognized in comprehensive income unless unrealized losses are indicative of impairments in value, in which case they are recognized in net earnings.

(e)	Cash and cash equivalents

Cash and cash equivalents consist of deposits in banks and highly liquid investments with an original maturity at the date of the purchase of no more than ninety days, or that are readily convertible into cash. Cash and cash equivalents are classified as loans and receivables.

(f)	Marketable securities

Marketable securities include investments in shares of companies and other investments capable of reasonably prompt liquidation. Share investments are classified as available-for-sale and carried at fair value. Unrealized gains and losses are recognized in other comprehensive income until the securities are disposed of or when there is evidence of impairment in value. Impairment is evident when there has been a significant or sustained decline in the fair value of the marketable securities. When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income shall be reclassified from equity to the income statement as a reclassification adjustment.

Endeavour Silver Corp.	Page - 13 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2017 and 2016
(expressed in thousands of US dollars, unless otherwise stated)

(g)	Inventories

Production inventories are valued at the lower of production cost and net realizable value. Work-in-process inventories, including ore stockpiles, are valued at the lower of production cost and net realizable value, after an allowance for further processing costs. Finished goods inventory, characterized as dore bars or concentrate, is valued at the lower of production cost and net realizable value. Materials and supplies are valued at the lower of cost and replacement cost. Similar inventories within the consolidated group are measured using the same method, and the reversal of previous write-downs to net realizable value is required when there is a subsequent increase in the value of inventories.

(h)	Mineral properties, plant and equipment

Mineral properties, plant and equipment are stated at cost less accumulated depreciation, depletion and accumulated impairment losses. The cost of mineral properties, plant or equipment items consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. Mineral properties include direct costs of acquiring properties (including option payments) and costs incurred directly in the development of properties once the technical feasibility and commercial viability has been established.

Development costs relating to specific properties are capitalized once management determines a property will be developed. A development decision is made based upon consideration of project economics, including future metal prices, reserves and resources, and estimated operating and capital costs. Capitalization of costs incurred and proceeds received during the development phase ceases when the property is capable of operating at levels intended by management.

Exploration and evaluation costs are those costs required to find a mineral property and determine commercial feasibility. These costs include costs to establish an initial mineral resource and determine whether inferred mineral resources can be upgraded to measured and indicated mineral resources and whether measured and indicated mineral resources can be converted to proven and probable reserves. The Company recognizes acquisition costs for exploration and evaluation properties as assets when acquired as part of a business combination or asset purchase. All other exploration and evaluation costs are expensed as incurred until the technical feasibility or commercial viability of the property has been established and a development decision has been made.

Capitalized exploration and evaluation costs for a project are classified as such until the project demonstrates technical feasibility and commercial viability. Upon demonstrating technical feasibility and commercial viability, and subject to an impairment analysis, capitalized exploration and evaluation costs are transferred to mineral property costs within mineral properties, plant and equipment. Technical feasibility and commercial viability generally coincide with the establishment of proven and probable reserves; however, this determination may be impacted by management’s assessment of certain modifying factors.

Where an item of plant and equipment comprises major components with different useful lives, the components are accounted for as separate items of plant and equipment and amortized separately over their useful lives.

Plant and equipment is recorded at cost and amortized using the straight-line method at rates varying from 5% to 30% annually. The accumulated costs of mineral properties that are developed to the stage of commercial production are amortized using the units of production method, based on proven and probable reserves (as defined by National Instrument 43-101).

The Company conducts an annual assessment of the residual balances, useful lives and depreciation methods being used for mineral properties, plant and equipment and any changes arising from the assessment are applied by the Company prospectively.

(i)	Impairment of Non-Current Assets

The Company’s tangible assets are reviewed for indications of impairment at each financial statement date. If an indicator of impairment exists, the asset’s recoverable amount is estimated. An impairment loss is recognized when the carrying amount of an asset, or its cash-generating unit, exceeds its recoverable amount. A cash-generating unit is the smallest identifiable group of assets that generates cash flows that are largely independent of the cash flows from other assets or groups of assets. Impairment losses are recognized in profit and loss for the period.

The recoverable amount is the greater of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

Endeavour Silver Corp.	Page - 14 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2017 and 2016
(expressed in thousands of US dollars, unless otherwise stated)

An impairment loss is reversed if there is an indication that there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Management periodically reviews the carrying values of its exploration and evaluation assets with internal and external mining related professionals. A decision to abandon, reduce or expand a specific project is based upon many factors including general and specific assessments of reserves, forecast future metal prices, forecast future costs of exploring, developing and operating a producing mine, expiration term and ongoing expense of maintaining leased mineral properties and the general likelihood that the Company will continue exploration. The Company does not set a pre-determined holding period for properties with unproven reserves. However, properties which have not demonstrated suitable mineral concentrations at the conclusion of each phase of an exploration program are re-evaluated to determine if future exploration is warranted and their carrying values are recoverable.

If any area of interest is abandoned or it is determined that its carrying value cannot be supported by future production or sale, the related costs are recognized in the statement of comprehensive income in the period of abandonment or determination that the carrying value exceeds its fair value. The amounts recorded as mineral properties represent costs incurred to date and do not necessarily reflect present or future values.

(j)	Deferred Lease Inducement

Lease inducements received in the form of reimbursed leasehold improvement costs are amortized over the term of the lease as a reduction of rent expense.

(k)	Provision for Reclamation and Rehabilitation

The Company recognizes provisions for statutory, contractual, constructive or legal obligations associated with the decommissioning and reclamation of mineral properties, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. A liability is recognized at the time environmental disturbance occurs and the resulting costs are capitalized to the corresponding asset. The provision for reclamation and rehabilitation obligations is estimated using expected cash flows based on engineering and environmental reports prepared by third-party industry specialists and is discounted at a pre-tax rate specific to the liability. The capitalized amount is amortized on the same basis as the related asset.

In subsequent periods, the liability is adjusted for any changes in the amount or timing of the estimated future cash costs, changes in the discount or inflation rates and for the accretion of discounted underlying future cash flows. The unwinding of the effect of discounting the provision is recorded as a finance cost in profit or loss for the period.

(l)	Revenue recognition

The Company recognizes revenue from the sale of bullion and concentrates upon delivery when it is probable that the economic benefits associated with the transaction will flow to the Company, the risks and rewards of ownership are transferred to the customer, and the revenue can be reliably measured. Revenue from the sale of concentrates is based on prevailing market prices and estimated mineral content which is subject to adjustment upon final settlement based on metal prices, weights and assays. For each reporting period until final settlement, estimates of metal prices are used to record sales. Variations between the sales price recorded at the initial recognition date and the actual final sales price at the settlement date, caused by changes in market metal prices, results in an embedded derivative in the related trade accounts receivable balance. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as a component of revenue. Revenue is recorded in the consolidated statement of comprehensive income, gross of treatment and refining costs paid to counterparties under the terms of the sales agreements.

(m)	Share-based payments

The Company has a share option plan and performance share unit plan which are described in Note 13(c) and Note 13(f) respectively. The Company records all share-based compensation for options using the fair value method with graded vesting. Under the fair value method, share-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued or liabilities incurred, whichever is more reliably measurable, and are charged over the vesting period. The amount recognized as an expense is adjusted to reflect the actual number of share options for which the related service and vesting conditions are met. The offset is credited to contributed surplus. Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus is transferred to share capital. For those options that expire or are forfeited after vesting, the amount previously recorded in contributed surplus is transferred to deficit.

Endeavour Silver Corp.	Page - 15 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2017 and 2016
(expressed in thousands of US dollars, unless otherwise stated)

Share-based compensation expense relating to cash-settled awards, including deferred share units and share appreciation rights, which are described in Note 13(d) and Note 13(e), is recognized over the vesting period of the units based on the fair market value of the units. As these awards will be settled in cash, the expense and liability are adjusted each reporting period for changes in the fair value.

(n)	Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and tax losses carried forward. Deferred tax assets and liabilities are measured using substantively enacted or enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of comprehensive income in the period that includes the substantive enactment date. Deferred tax assets are recognized to the extent their recovery is considered probable based on their term to expiry and estimates of future taxable income.

(o)	Earnings per share

Basic earnings per share is computed by dividing the net earnings (loss) available to common shareholders by the weighted average number of shares outstanding during the period. For all periods presented, net earnings available to common shareholders equals the reported net earnings. The Company uses the treasury stock method for calculating diluted earnings per share. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the year.

(p)	Business combinations

On a business combination, the acquisition method of accounting is used, whereby the purchase consideration is allocated to the identifiable assets, liabilities and contingent liabilities (identifiable net assets) on the basis of fair value at the date of acquisition. When the cost of acquisition exceeds the fair values attributable to the Company’s share of identifiable net assets, the difference is treated as purchased goodwill. If the fair value attributable to the Company’s share of the identifiable net assets exceeds the cost of acquisition, the difference is immediately recognized in the statement of comprehensive income profit or loss statement. Incremental costs related to acquisitions are expensed as incurred.

Determination of the fair value of assets acquired and liabilities assumed and resulting goodwill, if any, requires that management make estimates based on the information provided by the acquiree. Changes to the provisional values of assets acquired and liabilities assumed, deferred income taxes and resulting goodwill, if any, will be adjusted when the final measurements are determined (within one year of the acquisition date).

When purchase consideration is contingent on future events, the initial cost of the acquisition recorded includes an estimate of the fair value of the contingent amounts expected to be payable in the future. When the fair value of contingent consideration as at the date of acquisition is finalized and before the end of the twelve month measurement period, the adjustment is allocated to the identifiable assets acquired and liabilities assumed. Changes to the estimated fair value of contingent consideration subsequent to the acquisition date are recorded in the consolidated statement of comprehensive income.

(q)	Accounting standards adopted during the year

Amendments to IAS 7, Statement of Cash Flows (“IAS 7”)

On January 7, 2016, the IASB issued amendments to IAS 7. The amendments apply prospectively for annual periods beginning on or after January 1, 2017 with early adoption permitted. The amendments require disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flow and non-cash changes. The Company adopted these amendments in its financial statements for the annual period beginning on January 1, 2017 with no material impact on the financial statements.

Amendments to IAS 12, Income Taxes (“IAS 12”)

On January 19, 2016, the IASB issued amendments to IAS 12. The amendments apply retrospectively for annual periods beginning on or after January 1, 2017 with early adoption permitted. The amendments clarify that the existence of a deductible temporary difference depends solely on a comparison of the carrying amount of an asset and its tax basis at the end of the reporting period, and is not affected by possible future changes in the carrying amount or expected manner of recovery of the asset. The amendments also clarify the methodology to determine future income tax profits used for assessing the utilization of deductible temporary differences. The Company adopted these amendments in its financial statements for the annual period beginning on January 1, 2017 with no material impact on the financial statements.

Endeavour Silver Corp.	Page - 16 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2017 and 2016
(expressed in thousands of US dollars, unless otherwise stated)

(r)	Changes in IFRS not yet adopted

Amendments to IFRS 2, Share-based Payment (“IFRS 2”)

On June 20, 2016, the IASB issued amendments to IFRS 2 clarifying how to account for certain types of share-based payment transactions. The amendments provide requirements on the accounting for: the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments; share-based transactions with a net settlement feature for withholding tax obligations; and a modification to the terms and conditions of a share-based payment that changes the classification of a transaction from cash-settled to equity settled.

The amendments apply for annual periods beginning on or after January 1, 2018. As a practical simplification, the amendments can be applied prospectively. Retrospective, or early, application is permitted if information is available without the use of hindsight. The Company intends to adopt the amendments to IAS 2 in its financial statements for the annual period beginning on January 1, 2018 on a prospective basis. The Company has completed qualitative and quantitative assessments and has determined the adoption will not have a material impact on the consolidated financial statements.

IFRS 9 Financial Instruments (“IFRS 9”)

In November 2009, the IASB issued IFRS 9 as the first step in its project to replace IAS 39, Financial Instruments: Recognition and Measurement. On July 24, 2014 the IASB issued the complete IFRS 9. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on an entity’s business model and the contractual cash flows of the financial asset.

Classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument.

IFRS 9 amends some of the requirements of IFRS 7, Financial Instruments: Disclosures, including added disclosures about investments in equity instruments measured at fair value in other comprehensive income, and guidance on the measurement of financial liabilities and de-recognition of financial instruments. The mandatory effective date of IFRS 9 is for annual periods beginning on or after January 1, 2018 with early adoption permitted, and must be applied retrospectively with some exemptions permitted.

The Company intends to adopt IFRS 9 effective January 1, 2018. The Company has completed qualitative and quantitative assessments and has determined the adoption will not have a material impact on the consolidated financial statements.

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”)

On May 28, 2014, the IASB issued IFRS 15. The new standard is effective for annual periods beginning on or after January 1, 2018 with early adoption permitted. IFRS 15 will replace IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfer of Assets from Customers and SIC 31 Revenue – Barter Transactions Involving Advertising Services.

The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have also been introduced, which may affect the amount and/or timing of revenue recognized.

On April 12, 2016 the IASB issued Clarifications to IFRS 15, Revenue from Contracts with Customers, which is effective at the same time as IFRS 15. The clarifications to IFRS 15 provide additional guidance with respect to the five-step analysis, transition, and the application of the standard to licenses of intellectual property.

The Company intends to adopt IFRS 15 and the clarifications in its consolidated financial statements for the annual period beginning on January 1, 2018. The Company has completed qualitative and quantitative assessments and has determined the adoption will not have a material impact on the consolidated financial statements.

IFRS 16, Leases (“IFRS 16”)

On January 13, 2016, the IASB published a new standard, IFRS 16, Leases, eliminating the current dual accounting model for lessees, which distinguishes between on-balance sheet finance leases and off-balance sheet operating leases. Under the new standard, a lease becomes an on-balance sheet liability that attracts interest, together with a new right-of-use asset. In addition, lessees will recognize a front-loaded pattern of expense for most leases, even when cash rentals are constant. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with earlier adoption permitted. The Company has begun a preliminary assessment however, the Company is not able at this time to estimate reasonably the impact that the amendments will have on the financial statements.

Endeavour Silver Corp.	Page - 17 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2017 and 2016
(expressed in thousands of US dollars, unless otherwise stated)

4.	CASH, CASH EQUIVALENTS AND RESRICTED CASH

Cash and cash equivalents of the Company are comprised of bank balances and highly liquid investments that are readily convertible to cash with an original maturity of 90 days or less at the date of purchase.

	December 31	December 31
	2017	2016
Bank balances	$38,782	$70,893
Short-term deposits	495	1,424
	$39,277	$72,317

The Company has issued a letter of credit which is guaranteed by cash deposits, classified as restricted cash on the balance sheet at December 31, 2017 of $1.0 million. Under the terms of the Las Torres processing facility lease, which was acquired with the El Cubo mine, the Company was required to provide financial guarantees to the owner of the Las Torres Facility as security against any environmental damages, which is valid until August 14, 2018.

5.	INVESTMENTS

	December 31	December 31
	2017	2016

Investment in marketable securities, at cost	$41	$41
Unrealized gain (loss) on marketable securities	127	44
Unrealized foreign exchange gain (loss)	-	-
	$168	$85

Marketable securities are classified as Level 1 in the fair value hierarchy (Note 20) and as available-for-sale financial assets. The fair values of available-for-sale investments are determined based on a market approach reflecting the closing price of each particular security at the reporting date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, being the market with the greatest volume and level of activity for the assets. Changes in fair value on available-for sale marketable securities are recognized in other comprehensive income or loss, unless there is objective evidence of impairment.

6.	ACCOUNTS RECEIVABLE

		December 31	December 31
	Note	2017	2016

Trade receivables (1)		$8,114	$6,703
IVA receivables (2)		19,989	14,556
Income taxes recoverable		5,549	4,197
Due from related parties	8	2	4
Other receivables		358	100
		$34,012	$25,560

(1)

The trade receivables consist of receivables from provisional silver and gold sales from the Bolañitos and El Cubo mines. The fair value of receivables arising from concentrate sales contracts that contain provisional pricing mechanisms is determined using the appropriate quoted closing price on the measurement date from the exchange that is the principal active market for the particular metal. As such, these receivables, which meet the definition of an embedded derivative, are classified within Level 2 of the fair value hierarchy (Note 20).

Endeavour Silver Corp.	Page - 18 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2017 and 2016
(expressed in thousands of US dollars, unless otherwise stated)

(2)

The Company’s Mexican subsidiaries pay value added tax, Impuesto al Valor Agregado (“IVA”), on the purchase and sale of goods and services. The net amount paid is recoverable but is subject to review and assessment by the tax authorities. The Company regularly files the required IVA returns and all supporting documentation with the tax authorities, however, the Company has been advised that certain IVA amounts receivable from the tax authorities are being withheld pending completion of the authorities’ audit of certain of the Company’s third-party suppliers. Under Mexican law the Company has legal rights to those IVA refunds and the results of the third party audits should have no impact on refunds. A smaller portion of IVA refund requests are from time to time improperly denied based on the alleged lack of compliance of certain formal requirements and information returns by the Company’s third-party suppliers. The Company takes necessary legal action on the delayed refunds as well as any improperly denied refunds.

These improper delays and denials have occurred within Compania Minera del Cubo (“El Cubo”) and Refinadora Plata Adelante S.A. de C.V. (“Guanaceví,”). At December 31, 2017, El Cubo holds $10,392 and Guanaceví holds $8,812 in IVA receivables which the Company and its advisors deem to be recoverable from tax authorities (December 31, 2016 – $10,100 and $3,535 respectively). The Company is in regular contact with the tax authorities in respect of its IVA filings and believes the full amount of its IVA receivables will ultimately be received; however, the timing of recovery of these amounts and the nature and extent of any adjustments to the Company’s IVA receivables remains uncertain.

7.	INVENTORIES

	December 31	December 31
	2017	2016

Warehouse inventory	$7,809	$7,873
Stockpile inventory	-	-
Work in process inventory	496	656
Finished goods inventory (1)	4,826	4,902
	$13,131	$13,431

(1)

The Company held 241,321 silver ounces and 1,226 gold ounces as of December 31, 2017 (December 31, 2016 – 330,587 and 833, respectively). These ounces are carried at the lower of cost and net realizable value. As at December 31, 2017, the quoted market value of the silver ounces was $4,070 (December 31, 2016 - $5,369) and the quoted market value of the gold ounces was $1,590 (December 31, 2016 - $1,023).

(2)

The finished goods inventory balance at September 30, 2017 included a write down to realizable value of $166 for finished goods inventory held by the Guanacevi mine. Of this amount, $117 was comprised of cash costs and $49 relates to depreciation and depletion.

8.	RELATED PARTY TRANSACTIONS

The Company shares common administrative services and office space with companies related by virtue of a common director and from time to time will incur third party costs on behalf of the related parties on a full cost recovery basis. The charges for these costs totaled $24 for the year ended December 31, 2017 (December 31, 2016 - $43). The Company has a $2 net receivable related to these costs as of December 31, 2017 (December 31, 2016 – $4).

On May 27, 2016, the Company acquired Oro Silver Resources from Canarc Resource Corp. (“Canarc”), which is a company related by virtue of a common director. Note 9(e).

The Company was charged $60 for legal services for the year ended December 31, 2017 by a legal firm in which the Company’s corporate secretary is a partner (December 31, 2016 - $264). The Company has $Nil payable to the legal firm as at December 31, 2017 (December 31, 2016 - $Nil).

Endeavour Silver Corp.	Page - 19 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2017 and 2016
(expressed in thousands of US dollars, unless otherwise stated)

Key management personnel

The key management of the Company comprises executive and non-executive directors, members of executive management and the Company’s corporate secretary. Compensation of key management personnel was as follows:

	Dec 31, 2017	Dec 31, 2016

Salaries and short-term employee benefits	$2,793	$1,987
Non-executive directors' fees	204	149
Non-executive directors' deferred share units	(484)	1,214
Share-based payments	2,588	3,088
	$5,101	$6,438

The non-executive directors’ deferred share units are cash settled. The recognized expense (recovery) includes the change in fair value during the reporting period and the fair value of new issuances of deferred share units during the period. During the year ended December 31, 2017, the Company granted 37,832 (December 31, 2016 – 96,942) cash settled deferred share units with a market value of $115 (December 31, 2016 - $311) at the date of grant. At December 31, 2017, there were 548,392 cash settled deferred share units outstanding with a market value of $1,320 (December 31, 2016 – 510,560 outstanding with a market value of $1,804).

The amount disclosed for share-based payments is the expense for the year calculated in accordance with IFRS 2, Share-based payments for share options and performance share units (Notes 13(c) and (f)). The fair value of these share-based payments are recognized as an expense over the vesting period of the award. Therefore, the compensation expense in the current year comprises a portion of current year awards and those of preceding years that vested within the current year.

9.	MINERAL PROPERTIES, PLANT AND EQUIPMENT

(a) Mineral properties, plant and equipment comprise:

			Machinery &
			equipment and
	Mineral		assets under		Transport &
	properties	Plant	finance lease	Building	office equipment	Total
Cost
Balance at December 31, 2015	$429,629	$93,775	$60,257	$10,479	$8,525	$602,665
Additions	27,772	1,096	1,567	192	1,133	31,760
Disposals	-	-	(12)	-	(63)	(75)
Balance at December 31, 2016	457,401	94,871	61,812	10,671	9,595	634,350
Additions	28,682	3,177	5,386	1,191	2,038	40,474
Disposals	(233)	(27)	(4,354)	-	(1,100)	(5,714)
Balance at December 31, 2017	$485,850	$98,021	$62,844	$11,862	$10,533	$669,110
Accumulated amortization and impairment
Balance at December 31, 2015	$411,334	$83,877	$43,206	$8,949	$7,374	$554,740
Amortization	7,986	1,686	3,002	265	508	13,447
Disposals	-	-	(12)	-	(63)	(75)
Balance at December 31, 2016	419,320	85,563	46,196	9,214	7,819	568,112
Amortization	12,161	1,672	2,682	188	947	17,650
Disposals	-	(26)	(4,353)	-	(1,089)	(5,468)
Balance at December 31, 2017	$431,481	$87,209	$44,525	$9,402	$7,677	$580,294
Net book value
At December 31, 2016	$38,081	$9,308	$15,616	$1,457	$1,776	$66,238
At December 31, 2017	$54,369	$10,812	$18,319	$2,460	$2,856	$88,816

Included in Mineral properties is $11,334 in acquisition costs for exploration and evaluation properties (December 31, 2016 – 17,200).

As of December 31, 2017, the Company has $187 committed to capital equipment purchases.

Endeavour Silver Corp.	Page - 20 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2017 and 2016
(expressed in thousands of US dollars, unless otherwise stated)

(b) Guanaceví, Mexico

In June 2005, the Company acquired nine silver mining properties in the Guanaceví district, Durango, Mexico, from Industrias Peñoles S.A. de C.V. (“Peñoles”). Peñoles retained a 3% net proceeds royalty on future production after deduction of all shipping and smelting costs, including taxes and penalties, if any. In 2017, the Company expensed $1,022 in royalties on these properties (2016 - $1,191).

These properties and subsequently acquired property concessions acquired by the Company in the Guanaceví district are maintained with nominal property tax payments to the Mexican government.

(c) Bolañitos, Mexico

In 2007, the Company acquired the exploitation contracts and underlying assets to the Bolañitos silver-gold mines located in the northern parts of the Guanajuato and La Luz silver districts in the state of Guanajuato, Mexico.

These properties and subsequently acquired property concessions acquired by the Company in the Guanajuato district are maintained with nominal property tax payments to the Mexican government.

(d) El Cubo, Mexico

On July 13, 2012, the Company acquired the exploitation contracts and underlying assets relating to the El Cubo silver-gold mine located in the northern parts of the Guanajuato and La Luz silver districts in the state of Guanajuato, Mexico.

Under the terms of the acquired Las Torres lease, the Company was required to provide financial guarantees to the owner of the Las Torres Facility as security against any environmental damages. As at December 31, 2017, there was a $1,000 letter of credit provided by the Company as security to the owner of the Las Torres facility that expires on August 14, 2018 (Note 4).

The Company holds various property concessions in the Guanajuato District that it maintains with nominal property tax payments to the Mexican government.

(e) El Compas, Mexico

Acquisition of Oro Silver Resources Ltd

On May 27, 2016, the Company issued 2,147,239 common shares to Canarc, a related party company, and assumed Canarc’s obligation to pay an aggregate of 165 troy ounces of gold to Marlin Gold Mining Ltd to acquire a 100% interest in Canarc’s wholly owned subsidiary, Oro Silver Resources Ltd., which owns the El Compas project through its wholly owned Mexican subsidiary, Minera Oro Silver de Mexico SA de CV (“Minera Oro Silver”).

The 3,990 hectare El Compas project located in Zacatecas, Mexico consists of 28 concessions fully permitted for mining with 22 concessions subject to a 1.5% net smelter return royalty and six concessions subject to a 3.0% net smelter return royalty.

Minera Oro Silver also holds a five-year operating lease, renewable for an additional five years, on a 500 tonne per day ore processing plant located in Zacatecas, Mexico for a total annual lease cost of 1,632,000 Mexican Pesos (approximately $90), adjusted annually for inflation. At acquisition, the plant was not operational and required significant capital investment to restore to an operational state. During 2017, the Company commenced the refurbishment of the processing plant.

The acquisition is considered to be outside the scope of IFRS 3, Business Combinations, since the El Compas project does not meet the definition of a business, and as such, the transaction was accounted for as an asset acquisition. The purchase price is allocated to the underlying assets acquired and liabilities assumed, based upon their estimated fair values at the date of acquisition.

Oro Silver Resources Ltd purchase consideration:

Common shares issued(1)	$6,529
Assumed liability (2)	215
Acquisition costs	30
Total consideration	$6,774

(1) 2,147,239 common shares were issued with a fair value of $3.05 per share, with the fair value per share measured by the closing listed New York Stock Exchange prices of the Company’s common shares on the acquisition date. The related share issuance cost of $20 is recognized as a reduction of equity.

Endeavour Silver Corp.	Page - 21 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2017 and 2016
(expressed in thousands of US dollars, unless otherwise stated)

(2) 110 troy ounces of gold (or the US dollar equivalent) has been paid by the Company to Marlin Gold Mining Ltd. with an additional 55 troy ounces payable in October 2018. The fair value of the assumed liability was measured using the London PM fixed gold price on the acquisition date.

Fair value summary of assets acquired and liabilities assumed:

Assets:
Current assets	$64
Long term deposit	2
Equipment	16
Mineral properties	6,714
Total assets	$6,796

Liabilities:
Accounts payable and accrued liabilities	(22)
Total liabilities	(22)

Net identifiable assets acquired	$6,774

Acquisition of Veta Grande Properties

On April 24, 2017, the Company entered into a definitive agreement with Impact Silver Corp. (“Impact Silver”) to acquire a 100% interest in Impact Silver’s Veta Grande properties, located in the Zacatecas state, Mexico (“the agreement”). On June 5, 2017, Endeavour paid $500 in Endeavour common shares, being 154,321 common shares at $3.24 per share, representing the 10-day volume weighted average closing price of Endeavour’s shares on the New York Stock Exchange (“NYSE”) prior to the date of the agreement.

Acquisition of Calicanto Properties

On July 21, 2016, the Company entered into a definitive agreement with Compania Minera Estrella de Plata SA de CV. (“Compania Minera Estrella”) to acquire a 100% interest, subject to a 3% NSR, in Compania Minera Estrella’s Calicanto properties, located in the Zacatecas state, Mexico. On February 1, 2017, Endeavour completed the purchase with a payment of $400.

(f) Terronera (formerly San Sebastian), Mexico

In February 2013, the Company acquired a 100% interest in the Terronera properties, located in Jalisco, Mexico by paying a total of $2,750. The Company is required to pay a 2% NSR royalty on any production from the Terronera properties.

These properties and subsequently acquired property concessions acquired by the Company in the Terronera district are maintained with nominal property tax payments to the Mexican government.

(g) Acquisition of Parral Properties

On September 13, 2016, the Company entered into a definitive agreement with Silver Standard Resources Inc. (“Silver Standard”) to acquire a 100% interest in Silver Standard’s Parral properties, located in the historic silver mining district of Hidalgo de Parral in southern Chihuahua state, Mexico (“the agreement”).

On October 31, 2016, Endeavour paid $5,300 in Endeavour common shares, being 1,198,083 common shares at $4.39 per share, representing the closing price of Endeavour’s shares on the New York Stock Exchange (“NYSE”) prior to the date of closing the acquisition.

In addition, the Company has committed to spend $2,000 on exploration on two of the properties (the San Patricio and La Palmilla properties) over the two-year period following the closing of the transaction. Upon completing this exploration expenditure, Endeavour will have one year to deliver a National Instrument 43-101 (“NI 43-101”) technical report, including a resource estimate, and issue an additional $200 in common shares to Silver Standard for each one million ounces of silver delineated in measured and indicated resources on the San Patricio and La Palmilla properties, based on the 10-day average closing price of Endeavour’s common shares on the NYSE prior to the earlier of delivery of the NI 43-101 report and the third anniversary of the initial closing date under the Agreement. Silver Standard will also retain a 1% net smelter returns royalty on production from the San Patricio and La Palmilla properties.

(h) Guadalupe Y Calvo, Mexico

On July 13, 2012, the Company acquired the Guadalupe Y Calvo exploration project in Chihuahua, Mexico.

In August 2014, the Company acquired the La Bufa exploration property, which is adjacent to the Company’s Guadalupe y Calvo exploration property in Chihuahua, Mexico for total consideration of $417. The property is subject to a 2% net smelter return (“NSR”) royalty on mineral production.

Endeavour Silver Corp.	Page - 22 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2017 and 2016
(expressed in thousands of US dollars, unless otherwise stated)

These properties and subsequently acquired property concessions acquired by the Company in the district are maintained with nominal property tax payments to the Mexican government.

(i) Mineral property contingencies

The Company has also entered into other non-material option agreements on exploration properties in Mexico and Chile.

Management believes the Company has diligently investigated rights of ownership of all of the mineral properties to a level which is acceptable by prevailing industry standards with respect to the current stage of development of each property in which it has an interest and, to the best of its knowledge, all agreements relating to such ownership rights are in good standing. However, all properties may be subject to prior claims, agreements or transfers, and rights of ownership may be affected by undetected defects.

10.	IMPAIRMENT OF NON-CURRENT ASSETS

The recoverable amounts of the Company’s CGUs, which include mining properties, plant and equipment are determined at the end of each reporting period, if impairment indicators are identified. In 2014 and 2015, the continued commodity price decline led the Company to determine that there were impairment indicators and to re-assess the recoverable amounts of its CGUs. The recoverable amounts were based on each CGUs future cash flows expected to be derived from the Company’s mining properties and represent each CGU’s value in use. The cash flows were determined based on the life-of-mine after- tax cash flow forecast which incorporates management’s best estimates of future metal prices, production based on current estimates of recoverable reserves and resources, exploration potential, future operating costs and non-expansionary capital expenditures.

At December 31, 2015, the Company tested the recoverability of its operating assets, resulting in a detailed review of the Company’s three operating mines. The Company estimated future operating and capital costs, factored in analysts’ consensus pricing for the first three years of its economic model (Silver: 2016 - $15.00/oz, 2017 - $16.78/oz, 2018 - $17.11/oz; Gold: 2016 - $1,125/oz, 2017 - $1,174/oz, 2018 - $1,192/oz) and used a long term silver price of $17.33 per ounce and a long term gold price of $1,201 per ounce and a risk adjusted project specific discount rate of 9.0%-9.5% based on the CGUs weighted average cost of capital. Due to the sensitivity of the recoverable amounts to the various factors mentioned and specifically long-term metal prices as well as unforeseen factors, any significant change in the key assumptions and inputs could result in additional impairment charges in future periods.

At December 31, 2015, the carrying value related to the El Cubo CGU was $113,397, including an associated deferred income tax asset of $5,120, which was greater than its estimated recoverable amount of $4,200, calculated on a discounted cash flow basis. The Company considers use of its internal discounted cash flow economic models as a proxy for the calculation of fair value in use. Based on the above assessment, the Company recorded an impairment charge related to the El Cubo CGU of $104,300, plus valuation of the tax asset of $4,897 for a total impairment charge of $109,197 after tax in 2015.

At December 31, 2015, the net carrying value related to the Bolañitos CGU was $31,992, including an associated deferred income tax liability of $5,874, which was greater than its estimated recoverable amount of $6,900, calculated on a discounted cash flow basis. The Company considers use of its internal discounted cash flow economic models as a proxy for the calculation of fair value in use. Based on the above assessment, the Company recorded an impairment charge related to the Bolañitos CGU of $29,700, and an associated recovery of the deferred tax liability of $4,607 for a net after-tax impact of 25,093 in 2015.

In 2015, the Company reviewed the Guanaceví CGU for value in use, which resulted in no significant change after the impairment charge in 2013. The Guanaceví carrying value was adjusted to value in use in 2013.

As a result of the operational challenges during 2017 and a revised mine plan, the Company tested the recoverability of the Guanacevi CGU as at December 31, 2017, and determined that no additional impairment was required. For previously impaired CGU’s any modest decrease in any one key assumption in isolation could cause the estimated recoverable amount to be less than or equal to the net carrying value. Other than timing of production based on the revised mine plans and associated increase in per-unit costs, Management’s long-term estimates have not significantly changed from the previous years.

Endeavour Silver Corp.	Page - 23 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2017 and 2016
(expressed in thousands of US dollars, unless otherwise stated)

11.	CREDIT FACILITY

On July 24, 2012, the Company entered into a $75,000 revolving credit facility (“the Facility”), reducing over three years, with Scotia Capital. The purpose of the Facility was for general corporate purposes and was principally secured by a pledge of the Company’s equity interests in its material operating subsidiaries, including Refinadora Plata Guanaceví SA de CV, Minas Bolañitos SA de CV and Compania Minera del Cubo SA de CV. The Facility was subject to various qualitative and quantitative covenants, including a debt to EBITDA leverage ratio, an interest service coverage ratio and a tangible net worth calculation. During the year ended December 31, 2013, the Company extended the Facility until July 24, 2016.

On January 19, 2016, the Company signed an amended and restated credit facility (“the Amended Facility”) which became effective April 1, 2016 to convert the remaining outstanding balance under the existing revolving credit facility into a two year term loan amortized quarterly maturing on December 31, 2017. The Amended Facility remained principally secured by a pledge of the Company’s equity interests in its material operating subsidiaries, including Refinadora Plata Guanaceví SA de CV, Minas Bolañitos SA de CV and Compania Minera del Cubo SA de CV. The interest rate margin on the Facility is 4.5% over LIBOR and the Company paid a fee of $300 upon signing. The Facility was subject to various qualitative and quantitative covenants, including a debt to EBITDA leverage ratio, an interest service coverage ratio, a tangible net worth calculation, capital and exploration expenditure limits.

At December 31, 2017, the Amended Facility was fully repaid (December 31, 2016 - $9,000). The Company recognized $326 of interest expense during the year in finance costs (December 31, 2016 - $697).

The Company deferred commitment fees and legal costs of $1,411 which were recognized over the life of the Facility. For the year ended December 31, 2017, $303 of the deferred commitment fees and legal costs were amortized (December 31, 2016 - $280).

12.	PROVISON FOR RECLAMATION AND REHABILITATION

The Company’s environmental permit requires that it reclaim certain land it disturbs during mining operations. Significant reclamation and closure activities include land rehabilitation, decommissioning of buildings and mine facilities, ongoing care and maintenance and other costs. Although the ultimate amount of the reclamation and rehabilitation costs to be incurred cannot be predicted with certainty, the total undiscounted amount of probability weighted estimated cash flows required to settle the Company’s estimated obligations is $2,148 for the Guanaceví mine operations, $1,775 for the Bolañitos mine operations, $4,076 for the El Cubo mine operations and $50 for the El Compas development project.

The timing of cash flows has been estimated based on the mine lives using current reserves and the present value of the probability weighted future cash flows assumes a risk free rate specific to the liability of 2.1% for Guanaceví and El Compas and 1.8% for Bolañitos and El Cubo with an inflation rate of 2.0% for all sites.

Changes to the reclamation and rehabilitation provision balance during the year are as follows:

	Guanaceví	Bolañitos	El Cubo	El Compas	Total
Balance at December 31, 2015	$2,031	$1,738	$3,993	$-	$7,762

Accretion	27	17	40	-	84
Balance at December 31, 2016	2,058	1,755	4,033	-	7,846

Accretion	28	17	41	-	86
Disturbance incurred during the year	-	-	-	50	50
Balance at December 31, 2017	$2,086	$1,772	$4,074	$50	$7,982

Endeavour Silver Corp.	Page - 24 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2017 and 2016
(expressed in thousands of US dollars, unless otherwise stated)

13.	SHARE CAPITAL

(a)	Management of Capital

The Company considers the items included in the consolidated statement of changes in equity as capital. The Company’s objective when managing capital is to safeguard its ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, convertible debentures, asset acquisitions or return capital to shareholders. As at December 31, 2017, the Company is not subject to externally imposed capital requirements.

(b)	Public Offerings

In July 2014, the Company filed a short form base shelf prospectus (the “Base Shelf”) that qualified for the distribution, including transactions that are deemed to be “at-the-market” (“ATM”) distributions, of up to CAN$ 200,000 of common shares, warrants or units of the Company comprising any combination of common shares and warrants (the “Securities”). The Company filed a corresponding registration statement in the United States registering the Securities under United States federal securities laws.

On November 25, 2015, the Company entered into an ATM equity facility with Cowen and Company, LLC, acting as sole agent. Under the terms of this ATM facility, the Company sold common stock having an aggregate offering value of $16,500 on the New York Stock Exchange. The Company determined, at its sole discretion, the timing and number of shares sold under the ATM facility. During the second quarter of 2016, the Company completed this ATM program issuing 7,218,125 common shares under the ATM facility at an average price of $2.13 per share for proceeds of $14,893, net of commission.

In May 2016, the Company filed a short form base shelf prospectus that qualifies for the distribution of up to CAN$ 175,000 of common shares, warrants or units of the Company comprising any combination of common shares and warrants (the “Securities”). The Company filed a corresponding registration statement in the United States registering the Securities under United States federal securities laws. The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying prospectus supplement, including transactions that are deemed to be ATM distributions.

On May 5, 2016, the Company entered into an ATM equity facility with Cowen and Company, LLC, acting as sole agent. Under the terms of this ATM facility, the Company may, from time to time, sell common stock having an aggregate offering value of up to $40,000 on the New York Stock Exchange. The Company determines, at its sole discretion, the timing and number of shares to be sold under the ATM facility. During the year ended December 31, 2016, the Company issued 10,245,347 common shares under the ATM facility at an average price of $3.90 per share for proceeds of $38,949, net of commission.

During the year ended December 31, 2016, the Company also recognized $843 of additional transaction costs, related to the two ATM financings, as share issuance costs which have been presented net of share capital.

(c)	Purchase Options

Options to purchase common shares have been granted to directors, officers, employees and consultants pursuant to the Company’s current stock option plan, approved by the Company’s shareholders in fiscal 2009 and re-ratified in 2015, at exercise prices determined by reference to the market value on the date of grant. The stock option plan allows for, with approval by the Board, granting of options to its directors, officers, employees and consultants to acquire up to 7.5% of the issued and outstanding shares at any time.

Endeavour Silver Corp.	Page - 25 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2017 and 2016
(expressed in thousands of US dollars, unless otherwise stated)

The following table summarizes the status of the Company’s stock option plan and changes during the year:

Expressed in Canadian dollars	Year Ended		Year Ended
	December 31, 2017		December 31, 2016
	Number	Weighted average	Number	Weighted
	of shares	exercise price	of shares	average

Outstanding, beginning of year	4,458,050	$3.93	6,322,050	$3.80
Granted	1,572,000	$4.32	2,150,000	$4.30
Exercised	(60,000)	$3.03	(3,495,000)	$3.89
Cancelled	(177,250)	$5.49	(519,000)	$4.14
Outstanding, end of year	5,792,800	$4.00	4,458,050	$3.93

Options exercisable at year end	4,509,600	$3.91	2,921,550	$3.95

The following tables summarize information about stock options outstanding at December 31, 2017:

	Expressed in Canadian dollars
	Options Outstanding			Options Exercisable
		Weighted
	Number	Average	Weighted	Number	Weighted
CAN $	Outstanding	Remaining	Average	Exercisable	Average
Price	as at	Contractual Life	Exercise	as at	Exercise
Intervals	December 31, 2017	(Number of Years)	Prices	December 31, 2017	Prices

$2.00 - $2.99	1,136,500	2.4	$2.65	1,136,500	$2.65
$4.00 - $4.99	4,656,300	3.0	$4.32	3,373,100	$4.33
	5,792,800	2.8	$4.00	4,509,600	$3.91

During the year ended December 31, 2017, the Company recognized share-based compensation expense of $2,759 (December 31, 2016 - $2,745) based on the fair value of the vested portion of options granted in the current and prior years.

The weighted average fair values of stock options granted and the assumptions used to calculate compensation expense have been estimated using the Black-Scholes Option Pricing Model with the following assumptions:

	Year Ended	Year Ended
	December 31, 2017	December 31, 2016
Weighted average fair value of options granted during the year	$2.30	$2.14
Risk-free interest rate	0.85%	0.69%
Expected dividend yield	0%	0%
Expected stock price volatility	73%	67%
Expected option life in years	3.86	3.86

Option pricing models require the input of highly subjective assumptions. The expected life of the options considered such factors as the average length of time similar option grants in the past have remained outstanding prior to exercise, expiry or cancellation and the vesting period of options granted. Volatility was estimated based on average daily volatility based on historical share price observations over the expected term of the option grant. Changes in the subjective input assumptions can materially affect the estimated fair value of the options. The Company amortizes the fair value of stock options on a graded basis over the respective vesting period of each tranche of stock options awarded. As at December 31, 2017, the unvested share option expense not yet recognized was $841 (December 31, 2016 - $1,039) which is expected to be recognized over the next 17 months.

Endeavour Silver Corp.	Page - 26 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2017 and 2016
(expressed in thousands of US dollars, unless otherwise stated)

(d)	Deferred Share Units

The Company has a Deferred Share Unit (“DSU”) plan whereby deferred share units may be granted to independent directors of the Company in lieu of compensation in cash or share purchase options. The DSUs vest immediately and are redeemable for cash based on the market value of the units at the time of a director’s retirement.

Expressed in Canadian dollars	Year Ended		Year Ended
	December 31, 2017		December 31, 2016
	Number	Weighted average	Number	Weighted average
	of units	grant price	of units	grant price

Outstanding, beginning of year	510,560	$3.39	413,618	$3.21
Granted	37,832	$4.11	96,942	$4.19
Redeemed	-	-	-	-
Outstanding, end of period	548,392	$3.44	510,560	$3.39

Fair value at period end	548,392	$3.02	510,560	$4.75

During the year ended December 31, 2017, the Company recognized a recovery on directors compensation related to DSUs, which is included in general and administrative salaries, wages and benefits, of $484 (December 31, 2016 – expense of $1,213 based on the fair value of new grants and the change in the fair value of the DSUs granted in the current and prior years. As of December 31, 2017 there are 548,392 deferred share units outstanding (December 31, 2016 – 510,560) with a fair market value of $1,319 (December 31, 2016 - $1,804) recognized in accounts payable and accrued liabilities.

(e)	Share Appreciation Rights

As part of the Company’s bonus program, the Company grants share appreciation rights (“SARs”) to its employees in Mexico and Chile. The SARS are subject to vesting conditions and, when exercised, constitute a cash bonus based on the value of the appreciation of the Company’s common shares between the SARs grant date and the exercise date.

	Year Ended		Year Ended
	December 31, 2017		December 31, 2016
	Number	Weighted average	Number	Weighted average
	of units	grant price	of units	grant price

Outstanding, beginning of year	579,660	$4.20	690,000	$3.23
Granted	489,000	$3.30	364,500	$5.05
Exercised	(46,668)	$2.21	(299,508)	$3.32
Cancelled	(109,999)	$4.38	(175,332)	$3.67
Outstanding, end of period	911,993	$3.80	579,660	$4.20

Exercisable at the end of the period	212,672	$3.69	139,170	$3.34

During the year ended December 31, 2017, the Company recognized a recovery related to SARs, which is included in operation and exploration salaries, wages and benefits, of $139 (December 31, 2016 – expense of $893) based on the fair value of new grants and the change in the fair value of the SARs granted in the current and prior years. As of December 31, 2017 there are 911,993 SARs outstanding (December 31, 2016 – 579,660) with a fair market value of $341 (December 31, 2016 - $523) recognized in accounts payable and accrued liabilities.

The SARs are valued using an option pricing model, which requires the input of highly subjective assumptions. The expected life of the SARs considered such factors as the average length of time similar grants in the past have remained outstanding prior to exercise, expiry or cancellation and the vesting period of SARs granted. Volatility was estimated based on average daily volatility based on historical share price observations over the expected term of the SAR grant. Changes in the subjective input assumptions can materially affect the estimated fair value of the SARs. The Company amortizes the fair value of SARs on a graded basis over the respective vesting period of each tranche of SARs awarded.

Endeavour Silver Corp.	Page - 27 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2017 and 2016
(expressed in thousands of US dollars, unless otherwise stated)

(f)	Performance Share Units Plan

The Company has a Performance Share Unit (“PSU”) plan whereby performance share units may be granted to employees of the Company. Once performance conditions have been met, a PSU is redeemable into one common share entitling the holder to receive the common share for no additional consideration. The current maximum number of common shares authorized for issuance from treasury under the PSU plan is 1,000,000.

	Year Ended	Year Ended
	December 31, 2017	December 31, 2016
	Number	Number
	of units	of units

Outstanding, beginning of year	325,000	-
Granted	200,000	425,000
Cancelled	-	(100,000)
Settled for shares	(193,825)	-
Settled for cash	(131,175)	-
Outstanding, end of period	200,000	325,000

A total of 200,000 PSUs were granted during the year ended December 31, 2017 (December 31, 2016 – 425,000) under the Company’s PSU plan. The 200,000 PSUs vest on May 3, 2020, subject to achievement of pre-determined performance criteria. The PSUs vest at the end of a three year period if certain performance and vesting criteria, based on the Company’s share price performance relative to a representative group of other mining companies, has been met.

During the year ended December 31, 2016, 100,000 PSUs were cancelled resulting in 325,000 PSUs outstanding at December 31, 2016. The PSUs vested on January 1, 2017, upon the achievement of pre-determined performance and/or service criteria. On April 12, 2017, 193,825 common shares were issued and $449 was paid in cash in settlement of the 325,000 vested PSUs.

During the year ended December 31, 2017, the Company recognized share based compensation expense of $101 related to the PSUs (December 31, 2016 - $737).

(g)	Diluted Earnings per Share

	Year ended
	Dec. 31	Dec. 31
	2017	2016
Net earnings	$9,684	$3,910
Basic weighted average number of shares outstanding	127,340,834	117,505,811
Effect of dilutive securities:
Stock options	416,739	1,199,856
Performance share units	200,000	325,000
Diluted weighted average number of share outstanding	127,957,573	119,030,667

Diluted earnings per share	$0.08	$0.03

As of December 31, 2017 there are 3,905,800 anti-dilutive stock options (December 31, 2016 – 47,250 stock options).

14.	EXPLORATION

	Year ended
	December 31	December 31
	2017	2016

Depreciation and depletion	$126	$61
Share-based compensation	252	393
Salaries, wages and benefits	2,568	2,156
Direct exploration expenditures	9,952	7,768
	$12,898	$10,378

Endeavour Silver Corp.	Page - 28 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2017 and 2016
(expressed in thousands of US dollars, unless otherwise stated)

15.	GENERAL AND ADMINISTRATIVE

	Year ended
	December 31	December 31
	2017	2016

Depreciation and depletion	$282	$248
Share-based compensation	2,407	3,011
Salaries, wages and benefits	2,240	3,324
Direct general and administrative expenditures	2,985	2,701
	$7,914	$9,284

Included in salaries, wages and benefits is $484 in director’s deferred share unit recovery for the year ended December 31, 2017 (December 31, 2016 – expense of $1,213.

16.	FINANCE COSTS

	Year ended
	December 31	December 31
	2017	2016

Accretion on provision for reclamation and rehabilitation	$86	$84
Interest paid on finance leases	-	65
Credit facility finance costs	629	1,023
	$715	$1,172

17.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Year Ended
	December 31,	December 31,
	2017	2016

Net changes in non-cash working capital:
Accounts receivable	$(8,520)	$(1,887)
Inventories	884	2,793
Prepaid expenses	126	473
Accounts payable and accrued liabilities	963	(1,149)
Income taxes payable	(1,446)	(1,213)
	$(7,993)	$(983)

Non-cash financing and investing activities:
Reclamation included in mineral property, plant and equipment	50	-
Fair value of exercised options allocated to share capital	65	5,417
Fair value of performance share units allocated to share capital	439	-
Fair value of shares issued on property acquisition	500	11,813

Other cash disbursements:
Income taxes paid	8,015	9,743
Special mining duty paid	2,020	1,042

Endeavour Silver Corp.	Page - 29 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2017 and 2016
(expressed in thousands of US dollars, unless otherwise stated)

18.	SEGMENT DISCLOSURES

The Company’s operating segments are based on internal management reports that are reviewed by the Company’s executives (the chief operating decision makers) in assessing performance. The Company has three operating mining segments, Guanaceví, Bolañitos and El Cubo, which are located in Mexico as well as Exploration and Corporate segments. The Exploration segment consists of projects in the exploration and evaluation phases in Mexico and Chile.

December 31, 2017
	Corporate	Exploration	Guanaceví	Bolanitos	El Cubo	El Compas	Total

Cash and cash equivalents	$20,884	$1,034	$6,212	$2,360	$7,594	$193	$38,277
Restricted cash	1,000	-	-	-	-	-	1,000
Investments	168	-	-	-	-	-	168
Accounts receivables	341	893	12,115	4,100	15,602	961	34,012
Inventories	-	-	8,476	2,178	2,477	-	13,131
Prepaid expenses	1,090	128	125	77	176	315	1,911
Non-current deposits	76		316	144	74	-	610
Deferred income tax asset	-	-	-	655	-	-	655
Mineral property, plant and equipment	691	11,285	42,264	6,766	15,929	11,881	88,816
Total assets	$24,250	$13,340	$69,508	$16,280	$41,852	$13,350	$178,580

Accounts payable and accrued liabilities	$5,829	$225	$4,484	$1,774	$5,117	$899	$18,328
Income taxes payable	727	-	1,499	940	19	-	3,185
Deferred lease inducement	236	-	-	-	-	-	236
Provision for reclamation and rehabilitation	-	-	2,086	1,772	4,074	50	7,982
Deferred income tax liability	-	200	528	637	227	-	1,592
Total liabilities	$6,792	$425	$8,597	$5,123	$9,437	$949	$31,323

December 31, 2016
	Corporate	Exploration	Guanaceví	Bolanitos	El Cubo	El Compas	Total

Cash and cash equivalents	$62,223	$499	$1,649	$1,627	$6,183	$136	$72,317
Investments	85	-	-	-	-	-	85
Accounts receivables	607	978	5,019	4,845	13,786	325	25,560
Inventories	-	-	8,946	1,831	2,654	-	13,431
Prepaid expenses	1,363	165	404	60	40	5	2,037
Non-current deposits	76	56	311	143	73	-	659
Deferred income tax asset	-	-	-	-	183	-	183
Mineral property, plant and equipment	247	10,836	38,105	6,972	3,205	6,873	66,238
Total assets	$64,601	$12,534	$54,434	$15,478	$26,124	$7,339	$180,510

Accounts payable and accrued liabilities	$5,829	$1,250	$5,025	$2,093	$3,953	$79	$18,229
Income taxes payable	452	525	1,030	2,309	315	-	4,631
Credit facility	9,000	-	-	-	-	-	9,000
Provision for reclamation and rehabilitation	-	-	2,058	1,755	4,033	-	7,846
Deferred income tax liability	-	-	7,340	205	-	-	7,545
Total liabilities	$15,281	$1,775	$15,453	$6,362	$8,301	$79	$47,251

Endeavour Silver Corp.	Page - 30 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2017 and 2016
(expressed in thousands of US dollars, unless otherwise stated)

	Corporate	Exploration	Guanaceví	Bolanitos	El Cubo	El Compas	Total
	Year ended December 31, 2017
Silver revenue	$-	$-	$37,161	$15,265	$31,934	$-	$84,360
Gold revenue	-	-	6,210	33,154	26,775	-	66,139
Total revenue	$-	$-	$43,371	$48,419	$58,709	$-	$150,499

Salaries, wages and benefits:
mining	$-	$-	$6,027	$5,023	$8,798	$-	$19,848
processing	-	-	1,951	978	1,765	-	4,694
administrative	-	-	2,948	2,419	3,023	-	8,390
stock based compensation	-	-	68	67	67	-	202
change in inventory	-	-	209	(91)	36	-	154
Total salaries, wages and benefits	-	-	11,203	8,396	13,689	-	33,288

Direct costs:
mining	-	-	12,567	11,777	15,900	-	40,244
processing	-	-	6,709	6,921	8,742	-	22,372
administrative	-	-	2,164	1,893	2,906	-	6,963
change in inventory	-	-	833	(227)	59	-	665
Total direct production costs	-	-	22,273	20,364	27,607	-	70,244

Depreciation and depletion:
depreciation and depletion	-	-	13,934	1,900	1,332	-	17,166
change in inventory	-	-	(569)	(6)	(9)	-	(584)
Total depreciation and depletion	-	-	13,365	1,894	1,323	-	16,582

Royalties	-	-	1,239	228	273	-	1,740
Write down of inventory to NRV	-	-	166	-	-	-	166

Total cost of sales	$-	$-	$48,246	$30,882	$42,892	$-	$122,020

Earnings (loss) before taxes	$(7,694)	$(10,564)	$(4,875)	$17,537	$15,817	$(2,334)	$7,887

Current income tax expense (recovery)	(10)	-	676	3,981	3	-	4,650
Deferred income tax expense (recovery)	-	200	(5,589)	(1,473)	415	-	(6,447)
Total income tax expense (recovery)	(10)	200	(4,913)	2,508	418	-	(1,797)

Net earnings (loss)	$(7,684)	$(10,764)	$38	$15,029	$15,399	$(2,334)	$9,684

	Year ended December 31, 2016
Silver revenue	$-	$-	$34,349	$18,166	$34,250	$-	$86,765
Gold revenue	-	-	5,871	37,907	26,224	-	70,002
Total revenue	$-	$-	$40,220	$56,073	$60,474	$-	$156,767
Salaries, wages and benefits:
mining	$-	$-	$4,925	$5,687	$8,556	$-	$19,168
processing	-	-	1,797	936	1,655	-	4,388
administrative	-	-	2,865	2,446	2,772	-	8,083
stock based compensation	-	-	26	26	26	-	78
change in inventory	-	-	(759)	144	74	-	(541)
Total salaries, wages and benefits	-	-	8,854	9,239	13,083	-	31,176
Direct costs:
mining	-	-	11,098	9,510	18,055	-	38,663
processing	-	-	7,491	7,842	11,061	-	26,394
administrative	-	-	2,385	1,820	2,885	-	7,090
change in inventory	-	-	(1,983)	408	226	-	(1,349)
Total direct production costs	-	-	18,991	19,580	32,227	-	70,798
Depreciation and depletion:
depreciation and depletion	-	-	7,186	3,905	2,714	-	13,805
change in inventory	-	-	(396)	259	284	-	147
Total depreciation and depletion	-	-	6,790	4,164	2,998	-	13,952
Royalties	-	-	1,405	268	275	-	1,948
Total cost of sales	$-	$-	$36,040	$33,251	$48,583	$-	$117,874

Earnings (loss) before taxes	$(16,196)	$(9,840)	$4,180	$22,822	$11,891	$(538)	$12,319
Current income tax expense (recovery)	-	-	510	6,811	434	-	7,755
Deferred income tax expense (recovery)	-	-	681	(62)	35	-	654
Total income tax expense (recovery)	-	-	1,191	6,749	469	-	8,409
Net earnings (loss)	$(16,196)	$(9,840)	$2,989	$16,073	$11,422	$(538)	$3,910

The Exploration segment included $448 of costs incurred in Chile for the year ended December 31, 2017 (2016 - $503).

Endeavour Silver Corp.	Page - 31 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2017 and 2016
(expressed in thousands of US dollars, unless otherwise stated)

19.	INCOME TAXES

(a)	Tax Assessments

Minera Santa Cruz y Garibaldi SA de CV (“MSCG”), a subsidiary of the Company, received a MXN 238 million assessment on October 12, 2010 by Mexican fiscal authorities for failure to provide the appropriate support for certain expense deductions taken in MSCG’s 2006 tax return, failure to provide appropriate support for loans made to MSCG from affiliated companies, and deemed an unrecorded distribution of dividends to shareholders, among other individually immaterial items. MSCG immediately initiated a Nullity action and filed an administrative attachment to dispute the assessment.

In June 2015, the Superior Court ruled in favour of MSCG on a number of the matters under appeal; however, the Superior Court ruled against MSCG for failure to provide appropriate support for certain deductions taken in MSCG’s 2006 tax return. In June 2016, the Company received a MXN 122.9 million ($6,200) tax assessment based on the June 2015 ruling. The 2016 tax assessment comprised of MXN 41.8 million in taxes owed ($2,100), MXN 17.7 million ($900) in inflationary charges, MXN 40.4 million ($2,000) in interest and MXN 23.0 million ($1,200) in penalties. The 2016 tax assessment was issued for failure to provide the appropriate support for certain expense deductions taken in MSCG’s 2006 tax return, failure to provide appropriate support for loans made to MSCG from affiliated companies. The MXN 123 million assessment includes interest and penalties. If MSCG agrees to pay the tax assessment, or a lesser settled amount, it is eligible to apply for forgiveness of 100% of the penalties and 50% of the interest.

The Company filed an appeal against the June 2016 tax assessment on the basis certain items rejected by the courts were included in the new tax assessment, while a number of deficiencies exist within the assessment. Since issuance of the assessment interest charges of MXN 5.6 million ($300) and inflationary charges of MXN 8.5 million ($400) has accumulated.

Included in the Company’s consolidated financial statements, are net assets of $595, including $42in cash, held by MSCG. Following the Tax Court’s rulings, MSCG is in discussions with the tax authorities with regards to the shortfall of assets within MSCG to settle its estimated tax liability. An alternative settlement option would be to transfer the shares and assets of MSCG to the tax authorities. As of December 31, 2017, the Company recognized an allowance for transferring the shares and assets of MSCG amounting to $595. The Company is currently assessing MSCG’s settlement options based on on- going court proceedings and discussion with the tax authorities.

(b)	Deferred Income Tax

	December 31,	December 31,
Mexico operations	2017	2016

Deferred income tax assets:
Tax loss carryforwards	$9,326	$3,410
Provision for reclamation and rehabilitation	2,754	2,709
Other	1,959	1,759
Deferred income tax liabilities:
Inventories	(1,816)	(2,312)
Mineral properties, plant and equipment	(12,523)	(11,700)
Other	(637)	(1,228)
Deferred income tax liabilities, net	$(937)	$(7,362)

As at December 31, 2017, the Company had available for deduction against future taxable income in Mexico non-capital losses of approximately $142,494 (2016 – $122,515). These losses, if unutilized, expire between 2018 to 2026.

As at December 31, 2017, the Company had $6,175 non-capital losses in Canada (2016 –$5,053), which expire between 2025 to 2027, and capital losses of $15,570 (2016 – $8,981), which do not expire.

When circumstances cause a change in management’s judgment about the recoverability of deferred tax assets, the impact of the change will be reflected in current income.

Endeavour Silver Corp.	Page - 32 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2017 and 2016
(expressed in thousands of US dollars, unless otherwise stated)

(c)	Income Tax Expense

	December 31,	December 31,
	2017	2016

Current income tax expense (recovery):
Current income tax expense in respect of current year	$3,779	$7,565
Special mining duty	844	2,027
Adjustments recognized in the current year in relation to prior years	27	(1,837)
Deferred income tax expense (recovery):
Deferred tax expense recognized in the current year	(4,375)	(682)
Special mining duty	586	1,336
Adjustments recognized in the current year in relation to prior years	(2,658)	-
Total income tax expense (recovery)	$(1,797)	$8,409

The reconciliation of the income tax provision computed at statutory tax rates to the reported income tax provision is as follows:

	December 31,	December 31,
	2017	2016

Canadian statutory tax rates	26.00%	26.00%

Income tax expense computed at Canadian statutory rates	$2,050	$3,113
Foreign tax rates different from statutory rate	(3,412)	(3,122)
Withholding taxes, net of tax credits	678	693
Stock-based compensation	743	684
Foreign exchange	(2,381)	5,808
Inflationary adjustment	2,539	2,157
Other items	956	1,149
Adjustments recognized in the current year in relation to prior years	(61)	(474)
Current year losses not recognized	2,612	1,987
Special mining duty Mexican tax	1,430	1,526
Recognition of previously unrecognized losses	(6,951)	(5,112)
Income tax expense	$(1,797)	$8,409

Endeavour Silver Corp.	Page - 33 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2017 and 2016
(expressed in thousands of US dollars, unless otherwise stated)

20.	FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

(a)	Financial Assets and Liabilities

As at December 31, 2017, the carrying and fair values of the Company’s financial instruments by category are as follows:

	Held for	Loans and	Available	Financial	Carrying	Fair
	trading	receivables	for sale	liabilities	value	value
	$	$	$	$	$	$

Financial assets:
Cash and cash equivalents	-	38,277	-	-	38,277	38,277
Investments	-	-	168	-	168	168
Accounts receivable	-	- 34,012	-	-	34,012	34,012
Total financial assets	-	- 72,289	168	-	72,457	72,457

Financial liabilities:
Accounts payable and accrued liabilities	-	-	-	19,068	19,068	19,068
Total financial liabilities	-	-	-	19,068	19,068	19,068

Fair value hierarchy

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Level 1:

Marketable securities are determined based on a market approach reflecting the closing price of each particular security at the reporting date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security. As a result, these financial assets have been included in Level 1 of the fair value hierarchy.

Deferred share units are determined based on a market approach reflecting the Company’s closing share price.

Level 2:

The Company determines the fair value of the embedded derivatives related to its trade receivables based on the quoted closing price obtained from the silver and gold metal exchanges.

The Company determines the fair value of the SARs liability using an option-pricing model.

Level 3:

The Company has no financial assets or liabilities included in Level 3 of the fair value hierarchy.

Endeavour Silver Corp.	Page - 34 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2017 and 2016
(expressed in thousands of US dollars, unless otherwise stated)

The fair values of financial assets and financial liabilities at December 31, 2017 are:

	Total	Level 1	Level 2	Level 3
	$	$	$	$

Financial assets:
Investments	168	168	-	-
Trade receivables	8,114	-	8,114	-
Total financial assets	8,282	168	8,114	-

Financial liabilities:
Deferred share units	1,319	1,319	-	-
Share appreciation rights	341	-	341	-
Total financial liabilities	1,660	1,319	341	-

(b)	Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management process. The types of risk exposure and the manner in which such exposures are managed is outlined as follows:

Credit Risk

The Company is exposed to credit risk on its bank accounts, investments, and accounts receivable. Credit risk exposure on bank accounts and short-term investments is limited through maintaining the Company’s balances with high-credit quality financial institutions, maintaining investment policies, assessing institutional exposure and continual discussion with external advisors. Value added tax (“IVA”) receivables are generated on the purchase of supplies and services to produce silver and gold, which are refundable from the Mexican government. Trade receivables are generated on the sale of concentrate inventory to reputable metal traders.

The carrying amount of financial assets represents the Company’s maximum credit exposure.

Below is an aged analysis of the Company’s receivables:

	Carrying	Gross	Carrying	Gross
	amount	impairment	amount	impairment
	December 31, 2017		December 31, 2016

Less than 1 month	$13,799	$-	$10,066	$-
1 to 3 months	3,943	-	4,314	-
4 to 6 months	3,282	-	2,189	-
Over 6 months	12,988	2,212	8,991	2,212
Total accounts receivable	$34,012	2,212	$25,560	$2,212

At December 31, 2017, 98% of the receivables that were outstanding greater than one month were comprised of IVA and tax receivables in Mexico (December 31, 2016 – 91%) and 2% of the receivables outstanding greater than one month are pending finalizations of concentrate sales.

At December 31, 2017, an impairment loss of $2,031 relates to IVA receivable claims from prior years and $181 relates to an allowance on related party receivables from prior years (December 31, 2016 - $2,031).

Liquidity Risk

The Company ensures that there is sufficient capital in order to meet short term business requirements. The Company’s policy is to invest cash at floating rates of interest, while cash reserves are maintained in cash equivalents in order to maintain liquidity after taking into account the Company’s holdings of cash equivalents, money market investments, marketable securities, receivables and available borrowings under the Company’s revolving credit facility. The Company believes that these sources, operating cash flows and its policies will be sufficient to cover the likely short term cash requirements and commitments.

Endeavour Silver Corp.	Page - 35 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2017 and 2016
(expressed in thousands of US dollars, unless otherwise stated)

In the normal course of business, the Company enters into contracts that give rise to future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and operating and capital commitments at December 31, 2017:

	Less than	1 to 3	4 to 5	Over 5
	1 year	years	years	years	Total
	$	$	$	$	$

Accounts payable and accrued liabilities	19,068	-	-	-	19,068
Income taxes payable	3,185	-	-	-	3,185
Provision for reclamation and rehabilitation	-	7,982	-	-	7,982
Capital expenditure commitments	187	-	-	-	187
Minimum rental and lease payments	420	881	852	1,834	3,987
Total contractual obligations	22,860	8,863	852	1,834	34,409

Market Risk

Significant market related risks to which the Company is exposed consist of foreign currency risk, commodity price risk and equity price risk.

Foreign Currency Risk – The Company’s operations in Mexico and Canada make it subject to foreign currency fluctuations. Certain of the Company’s operating expenses are incurred in Mexican pesos and Canadian dollars, therefore the fluctuation of the US dollar in relation to these currencies will consequently have an impact on the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.

The US dollar equivalents of financial assets and liabilities denominated in currencies other than the US dollar as at December 31 are as follows:

	December 31, 2017		December 31, 2016
	Canadian Dollar	Mexican Peso	Canadian Dollar	Mexican Peso

Financial assets	$1,484	$29,502	$7,631	$21,673
Financial liabilities	(2,984)	(17,586)	(2,806)	(13,162)
Net financial assets (liabilities)	$(1,500)	$11,916	$4,825	$8,511

Of the financial assets listed above, $441 (2016 – $6,996) represents cash and cash equivalents held in Canadian dollars and $3,192 (2016 - $2,710) represents cash held in Mexican Pesos. The remaining cash balance is held in US dollars.

As at December 31, 2017, with other variables unchanged, a 5% strengthening of the US dollar against the Canadian dollar would increase net earnings by $71 due to these financial assets and liabilities.

As at December 31, 2017, with other variables unchanged, a 5% strengthening of the US dollar against the Mexican peso would decrease net earnings by $567 due to these financial assets and liabilities.

Commodity Price Risk – Gold and silver prices have historically fluctuated significantly and are affected by numerous factors outside of the Company’s control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand due to speculative hedging activities and certain other factors. The Company has not engaged in any hedging activities, other than short-term metal derivative transactions less than 90 days, to reduce its exposure to commodity price risk. Revenue from the sale of concentrates is based on prevailing market prices which is subject to adjustment upon final settlement. For each reporting period until final settlement, estimates of metal prices are used to record sales. At December 31, 2017 there are 314,279 ounces of silver and 3,621 ounces of gold which do not have a final settlement price and the estimated revenues have been recognized at current market prices. As at December 31, 2017, with other variables unchanged, a 10% decrease in the market value of silver and gold would result in a reduction of revenue of $1.0 million.

Endeavour Silver Corp.	Page - 36 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2017 and 2016
(expressed in thousands of US dollars, unless otherwise stated)

HEAD OFFICE		Suite #1130, 609 Granville Street
Vancouver, BC, Canada V7Y 1G5
	Telephone:	(604) 685-9775
1-877-685-9775
	Facsimile:	(604) 685-9744
	Website:	www.edrsilver.com

DIRECTORS		Geoff Handley
Ricardo Campoy
Bradford Cooke
Rex McLennan
Kenneth Pickering
Mario Szotlender
Godfrey Walton

OFFICERS		Bradford Cooke - Chief Executive Officer
Godfrey Walton - President and Chief Operating Officer
Dan Dickson - Chief Financial Officer
Tomas Iturriaga - Vice-President Operations, Country Manager Mexico
Luis Castro - Vice-President, Exploration
Dale Mah - Vice-President, Corporate Development
Christine West – Vice-President, Controller
Bernard Poznanski - Corporate Secretary

REGISTRAR AND		Computershare Trust Company of Canada
TRANSFER AGENT		3rd Floor - 510 Burrard Street
Vancouver, BC, V6C 3B9

AUDITORS		KPMG LLP
777 Dunsmuir Street
Vancouver, BC, V7Y 1K3

SOLICITORS		Koffman Kalef LLP
19th Floor – 885 West Georgia Street
Vancouver, BC, V6C 3H4

SHARES LISTED		Toronto Stock Exchange
Trading Symbol - EDR

New York Stock Exchange
Trading Symbol – EXK

Endeavour Silver Corp.	Page - 37 -